UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

AMENDED

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

  Name and Address of Reporting Person*

  Botterbusch, Carl N.

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  (Last) (First) (Middle)

  2400 Bernville Road

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  (Street)

  Reading, PA 19605

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  (City) (State) (Zip)

  _______________________________________________________________

  Date of Event Requiring Statement
  (Month/Day/Year)

  7/17/01

  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

  Issuer Name and Ticker or Trading Symbol

  Arrow International, Inc. (ARRO)

  Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

  [ ] Director [ ] 10% Owner

  [X] Officer (give title below) [ ] Other (specify below)

  Vice President and General Manager, Cardiac Assist Division

  If Amendment, Date of Original (Month/Year)

           7/01

Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I)(Instr.5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2,625	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 3 (continued)

Table II -- Derivative Securities Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 5)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)
	Date Exer- cisable	Expiration Date	Title	Amount or number of Shares			6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Options (1) (right to buy)	(2)	1/17/06	Common Stock	2,500	$38.00	D
Employee Stock Options (1) (right to buy)	(3)	9/9/07	Common Stock	2,500	$31.87	D
Employee Stock Options (4) (right to buy)	(5)	8/31/09	Common Stock	3,500	$29.00	D
Employee Stock Options (4) (right to buy)	(6)	4/6/11	Common Stock	20,000	$37.50	D

Explanation of Responses:

  The reporting person was awarded these securities pursuant to the Arrow International, Inc. 1992 Stock Incentive Plan.
  Subject to the reporting person's continued employment with ARRO, the options became exercisable in five equal annual installments beginning on January 17, 1997.
  Subject to the reporting person's continued employment with ARRO, the options become exercisable in five equal annual installments beginning on September 9, 1998.
  The reporting person was awarded these securities pursuant to the Arrow International, Inc. 1999 Stock Incentive Plan.
  Subject to the reporting person's continued employment with ARRO, the options become exercisable in five equal annual installments beginning on August 31, 2000.
  Subject to the reporting person's continued employment with ARRO, the options become exercisable in five equal annual installments beginning on April 6, 2002.

This amended form is being filed to report the correct amount of shares reported on transaction date of 7/27/01.  Includes 4 shares contributed by the issuer to the reporting person's account under the Company's 401(k) Plan.

/s/Carl N. Botterbusch	December 7, 2001
** Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedures.

Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.